	Lundin Mining Corporation	Lundin Mining AB
	Suite 2101	Hovslagargatan 5
	885 West Georgia Street	111 48 Stockholm
Lundin Mining Corporation	Vancouver, BC V6C 3E8	Sweden
	Canada	Tel. +46-8-545 074 70
Tel. +1- 604- 689- 7842
www.lundinmining.com

Interim Report
Nine Months Ended September 30, 2006
November 8, 2006
(all amounts in US Dollars unless otherwise stated)

Financial Summary
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
Millions of US$, except per share data	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Sales	98.9	48.7	303.7	128.3
EBITDA (i)	59.2	16.4	178.3	47.8
Net income	30.7	9.6	89.4	15.7
Basic earnings per share	0.75	0.24	2.19	0.42
Diluted earnings per share	0.75	0.24	2.17	0.41
Cash provided by operating activities	59.4	5.1	136.5	29.9

(i) Non GAAP measure

Supplementary financial information
regarding EuroZinc (i)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
Millions of US$	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
Sales	133.1	83.7	390.5	217.4
EBITDA (ii)	101.4	51.5	296.9	131.2

(i)	For further financial information regarding EuroZinc, please see EuroZinc’s nine months 2006 report filed on www.sedar.com
(ii)	Non GAAP measure

CEO Comments

"During the period up to the end of October, Lundin Mining concluded two major transactions; the merger with the Canadian base metals producer EuroZinc, announced in August, a transaction which was formally closed in October and the finalizing of an agreement to acquire a 49% interest in the Ozernoe zinc project in Russia. The merger with EuroZinc creates a leading producer of zinc and copper, with high-quality assets and strong cash generation. The objective of the Company’s participation in the Ozernoe project is to develop the deposit into one of the world’s most significant zinc mining operations. We believe that these two transactions will provide for solid development and growth for our company both in the near and the longer term"

1 (27)

Highlights

  On October 31st, 2006 Lundin Mining merged with the Canadian base metals producer EuroZinc Mining Corporation whose main assets consist of the Portuguese copper-zinc mine Neves-Corvo and the Aljustrel project, a zinc-lead-silver mine which will be re-opened in 2007. EuroZinc also controls significant exploration properties in Portugal.

  Lundin Mining appointed new members of the Board of Directors in connection with EuroZinc merger.

  A definitive agreement to acquire a 49% interest in the Ozernoe zinc project in Russia has been signed. The planning and work to construct an open pit zinc-lead-silver mine has begun and a preliminary estimate on mine production is for a 2009 startup.

  A decision was taken to invest $6.4 million in the processing plant at the Zinkgruvan mine to upgrade the ore dressing plant and an overhaul of the primary autogenous grinding mill. The upgrading is expected to result in a substantial reduction of noise from the mill, which is necessary in order to meet the new requirements of the environmental permit. The upgrade will also enable higher throughput in the mill and it is expected that the throughput in the mill will increase by 40,000 tonnes to an annual capacity of 850,000 tonnes.

Selected Financial Information
Thousands of USD
	Three months	Three months	Nine months	Nine months	Year
	ended	ended	ended	ended	ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005	Dec 31, 2005
Sales	$98,941	48,683	303,657	128,253	192,073
Cost of sales	$(35,364)	(28,692)	(109,706)	(68,401)	(98,710)
Exploration and project investigation	$(1,700)	(1,374)	(5,352)	(4,540)	(7,146)
Administration and other income (expenses)	$(2,700)	(2,233)	(10,308)	(7,508)	(10,864)
EBITDA (i)	$59,177	16,384	178,291	47,804	75,353

Depreciation of fixed assets	$(5,382)	(5,435)	(14,783)	(14,236)	(20,267)
Amortization of mining rights	$(9,410)	(8,522)	(27,272)	(22,076)	(31,732)
EBIT (i)	$44,385	2,427	136,236	11,492	23,354

Loss on copper and lead contracts (ii)	$(4,963)	-	(14,864)	-	(2,095)
Net interest and other financial items	$1,137	11,280	(188)	12,710	22,806
EBT (i)	$40,559	13,707	121,184	24,202	44,065

Tax and non-controlling interest	$(9,822)	(4,070)	(31,825)	(8,460)	(14,102)
Net income for the period	$30,737	9,637	89,359	15,742	29,963

Operating Cash Flow	$59,381	5,062	136,500	29,902	66,665
Capital Expenditures	$(6,621)	(3,595)	(19,780)	(8,655)	(17,957)

(i) Non GAAP measures
(ii) Includes realized and unrealized results from metal hedges

Key Financial Data
	Three months	Three months	Nine months	Nine months	Year
	ended	ended	ended	ended	ended
	Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005	Dec 31, 2005

Shareholders´equity/share, USD*	$8.56	5.72	8.56	5.72	6.01
Basic earnings/share, USD	$0.75	0.24	2.19	0.42	0.78
Diluted earnings/share, USD	$0.75	0.24	2.17	0.41	0.78
Dividends	Nil	Nil	Nil	Nil	Nil

Basic weighted average number of shares outstanding	40,870,635	40,332,593	40,768,393	37,679,028	38,416,486
Diluted weighted average number of shares outstanding	41,188,755	40,778,298	41,135,937	37,967,612	38,658,521

Number of shares outstanding at period end	40,908,331	40,478,831	40,908,331	40,478,831	40,693,831

* Shareholders´equity/share is defined as shareholders´equity divided by total number of shares outstanding at period end.

2 (27)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
(Amounts in United States Dollars unless otherwise indicated)

Nine months ended September 30, 2006

The Management’s discussion and analysis of the financial condition and results of the operations, analyzes the three and nine months ended September 30, 2006 and is dated November 8, 2006.

Recent Events

Merger with EuroZinc

On August 21, 2006 Lundin Mining Corporation ("Lundin Mining") and EuroZinc Mining Corporation ("EuroZinc") jointly announced that the two companies had reached an agreement to merge through a Plan of Arrangement to create a new global mining company. On October 19, Special Shareholders’ Meetings were held by both companies, and shareholders of both Lundin Mining and EuroZinc approved the merger. The transaction closed on October 31st. As of November 1, Lundin Mining is listed on American Stock Exchange ("AMEX" symbol LMC) in addition to the Toronto Stock Exchange ("TSX" symbol LUN) and the Stockholm Stock Exchange ("SSE" symbol LUMI).

The combined company, named Lundin Mining Corporation, creates a leading diversified copper and zinc producer, with approximately 1,500 employees. The two main assets in EuroZinc are the Neves-Corvo mine, which produces copper and zinc, and the Aljustrel mine which is currently being re-developed for a production startup in the second half of 2007 and will produce zinc, lead and silver. Both of these mines are located in southern Portugal.

Including the planned production at Aljustrel, Lundin Mining’s production is expected to be approximately 205,000 tonnes (450 million pounds) of contained zinc, 90,000 tonnes (200 million pounds) of contained copper, 80,000 tonnes (175 million pounds) of contained lead and 6 million ounces of contained silver on an annualized basis.

In addition to its producing mines Lundin Mining has an extensive exploration and development portfolio with exploration being conducted in Sweden and Ireland. As a result of the merger with EuroZinc, Lundin Mining will be able to access extremely interesting exploration areas in the pyrite rich belts in Portugal.

The combined balance sheet of the two companies is strong with total cash and short term investments, as of September 30, 2006, of $372 million and long term financial debt of $41 million. Pro forma sales for the period from January to September 2006 amounted to $694 million, with an operating cash flow of $339 million.

Colin K. Benner, the former CEO and Vice Chairman of EuroZinc, is Lundin Mining’s Vice Chairman and Chief Executive Officer effective November 1, 2006 while Karl-Axel Waplan becomes the new President and Chief Operating Officer of Lundin Mining effective November 1, 2006. EuroZinc and Lundin Mining are equally represented on the board of the combined company.

Appointment of new members of the Board of Directors

Following the merger, the new Lundin Mining Corporation directors are Lukas H. Lundin, Chairman, Colin K. Benner, Vice Chairman, William A. Rand, Brian D. Edgar, Tony O’Reilly Jr., John H. Craig, David F. Mullen, Dale C. Peniuk, Graham Mascall and Donald K. Charter.

The Ozernoe Project

Lundin Mining announced, on June 29, 2006, that the Company had signed a letter of intent to acquire a 49% interest in the Russian Ozernoe zinc project from IFC Metropol. The Company finalized negotiations with Metropol in September and the two parties have agreed on the terms of the transaction. During the past few months, a verification drilling program on the deposit was conducted, under the direct supervision of Lundin Mining personnel. Although the full analysis of the verification drilling program is not complete, the results to date validated all essential aspects of the historical drilling and exploration data that relate to the Ozernoe deposit.

3 (27)

A joint venture company is to be formed in which Lundin Mining will hold a 49% interest and Metropol will hold a 51% interest. Activities of the joint venture company will be the subject of a shareholders agreement. The consideration for the Lundin Mining’s 49% interest is $125 million of which a portion (approximately $10 million) will be dedicated to conducting a bankable feasibility study. The final purchase price is subject to adjustments based on recoverable zinc metal from a resource estimate classified and reported in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code) confirmed by the bankable feasibility study. This acquisition is subject to all requisite regulatory approvals.

The final agreement also provides Lundin Mining with the right of first refusal which is valid for 9 months beginning in May, 2006, on the Kholodninskoye zinc project. Kholodninskoye, currently controlled by Metropol, is a zinc-lead-silver project located in the same region as the Ozernoe zinc project.

The Ozernoe zinc project is located approximately 250 km northeast of Ulan Ude, the capital of the Republic of Buryatia, in an area well known for containing mineral resources. The Indicated Mineral Resource is stated in the report on the assessment as 157 million tonnes grading 5.2% zinc and 1.0% lead at a reported cut-off of 2% zinc. Lundin Mining will have overall responsibility for management of the project, including project development, construction and operation of the mine once completed. A preliminary capital expenditure of $400 million has been estimated. Lundin Mining is responsible for arranging project financing in an amount equal to 60% of the cost required to put the Ozernoe project into commercial production. The remaining 40% will be injected as equity by Lundin Mining and Metropol on a pro rata basis.

For further information regarding the Ozernoe zinc project and the Mineral Resources, please see the news release issued by the Company on September 26, 2006. Dean Carville, a Qualified Person pursuant to NI 43-101, compiled the information relating to the Mineral Resources for the purposes of the Company’s September 26, 2006 news release relating to the Ozernoe project.

Investment in Zinkgruvan

During the quarter the Company decided to invest $6.4 million in the plant at Zinkgruvan in Sweden. The investment will be directed at a major upgrading of the ore dressing plant and an overhaul of the primary autogenous mill. The work to be done will result in a substantial noise reduction from the mill allowing it to meet the new noise level limits which are required by the environmental authorities as of November 1, 2006. Further, the investment is expected to accommodate an increase in the annual mill capacity of approximately 40,000 tonnes and create a more stable production flow. In addition, it is part of the preparation required in advance of the planned increase in Zinkgruvan’s output. In 2005, Zinkgruvan produced 803,883 tonnes of ore. The investment also provides for the possibility to install equipment for handling of external ores if necessary.

A decision has also been taken to install a variable speed control on the primary autogenous grinding mill. When the work is completed the milling capacity is expected to increase by 10% to 15% and should have a positive impact on cash flow.

Summary of operations – Metal production*

		Three months ended	Three months ended	Nine months ended	Nine months ended	Year ended
		Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005	December 31, 2005

Zinc (tonnes)	Zinkgruvan	15,374	15,205	56,159	53,432	69,981
	Storliden	8,220	6,564	22,096	24,765	32,024
	Galmoy	16,750	17,459	46,582	53,113	74,321
	Total	40,344	39,228	124,837	131,310	176,326

Copper (tonnes)	Storliden	3,046	2,459	8,499	8,004	10,839

Lead (tonnes)	Zinkgruvan	7,373	6,709	23,197	28,178	36,674
	Galmoy	3,376	3,532	10,457	12,731	17,284
	Total	10,749	10,241	33,654	40,909	53,958

Silver (ounces)	Zinkgruvan	432,400	383,533	1,285,156	1,380,019	1,866,061
	Galmoy	28,106	30,398	114,654	152,034	203,292
	Total	460,506	413,931	1,399,810	1,532,053	2,069,353

*100% of the production at Galmoy is included for 2005. This does not, however, represent Lundin Mining's actual ownership during this period. ARCON (owner of Galmoy) was aquired in April 2005.

4 (27)

Selected quarterly information

Three months ended	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Mar-05	Dec-04
							(iii)	(iii)
Sales ($’000)	98,941	112,918	91,798	63,820	48,683	43,537	36,033	22,465
Net income ($’000) (i)	30,737	37,161	21,461	14,221	9,637	3,170	2,935	2,090
Net income
per share, basic ($) (i) (ii)	0.75	0.91	0.53	0.35	0.24	0.08	0.09	0.07
Net income
per share, diluted ($) (i) (ii)	0.75	0.90	0.52	0.35	0.24	0.08	0.09	0.07

(i)     The Company has restated its unaudited interim consolidated financial statements for 2004 to allow for the retroactive effect of its change in accounting policy for exploration expenses.

(ii)    The net income per share (basic and diluted) is determined separately for each quarter. Consequently, the sum of the quarterly amounts may differ from the year to date amount disclosed in the unaudited interim consolidated financial statements as a result of using different weighted average numbers of shares outstanding.

(iii)    Restated for the change in the reporting currency of the Company.

Results of operations

Sales

The increase in total sales for the third quarter of 2006, as compared to the third quarter of 2005, is due to significantly higher metal prices. The decreased sales in the third quarter of 2006, as compared to the second quarter of 2006, is primarily due to lower production and fewer shipments to customers from Zinkgruvan. The lower production at Zinkgruvan during July and August is due to the Swedish holiday period and the maintenance work that was carried out in the mine and the mill in connection with the holiday period.

Selling, general and administrative costs

The selling and general and administrative costs increased during the third quarter of 2006, as compared to the third quarter 2005 and the second quarter 2006, due to increased business activities at the corporate level in Sweden.

General Exploration and project investigation

Exploration costs decreased by approximately $400,000 in the quarter, as compared to the second quarter 2006, due to slightly lower drilling activities during the summer period. Compared to the third quarter of 2005 these costs increased by approximately $300,000 due to increased exploration activities in 2006 as compared to 2005.

Net income

The increase in net income for the third quarter of 2006, as compared to the third quarter of 2005, was due to significantly higher metal prices. Cost of sales have increased during the third quarter 2006 compared to the third quarter of 2005. This is mainly due to the profit sharing agreement with Boliden for the Storliden mine. The profit distributed to Boliden is recorded as cost of sales and has increased as the profitability of the Storliden mine has increased with the rising metal prices.

The decrease of net income for the third quarter of 2006 compared to the second quarter of 2006 is mainly due to lower quantities of concentrate sold from Zinkgruvan. This decrease has partially been offset by increased sales from Galmoy.

The losses on the copper and lead hedging contracts have negatively impacted the net income for 2006.

5 (27)

Zinkgruvan Mine
	Three months ended		Nine months ended		Year ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	December 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2006	2005	2005

Ore milled (tonnes)	188,169	179,847	561,636	603,734	803,883
Grades per tonne
Zinc (%)	8.8	9.4	10.7	9.5	9.4
Lead (%)	4.4	4.3	4.7	5.2	5.1
Silver (g/t)	93	88	95	93	95
Recoveries
Zinc (%)	92	93	94	93	93
Lead (%)	89	90	88	90	89
Silver (%)	77	78	75	77	76
Production
Zinc (tonnes)	15,374	15,205	56,159	53,432	69,981
Lead (tonnes)	7,373	6,709	23,197	28,178	36,674
Silver (oz)	432,400	383,533	1,285,156	1,380,019	1,866,061
Sales, TUSD	$35,806	$21,475	$135,356	$62,178	$85,683
Zinc Cash Production Cost, (US$/pound)*	0.55	0.28	0.50	0.25	0.27
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Production

Ore processed during the third quarter of 2006 was greater than the corresponding period in 2005. The performance of the mine and the mill during the third quarter 2006 was stable and on plan. Maintenance activities in the mine and the mill were carried out in July in connection with the Swedish summer holiday period.

Milling zinc head grades during the quarter decreased due to the mining sequence and are expected to stay at the same level during the fourth quarter of 2006. The lower amount of ore milled during the first nine months of 2006, as compared to the first nine months of 2005, has been offset by higher zinc grades and better recoveries. As a result, the total production of zinc metal contained in concentrate, for the first nine months of 2006, was approximately 2,700 tonnes greater than the comparable period last year. However, total production of lead contained in concentrate, for the first nine months of 2006, was 5,000 tonnes less than in the same period of 2005 and was primarily due to lower grades in combination with lower mill throughput.

The cash production cost during the quarter decreased by $0.04 per pound of payable zinc as compared to the second quarter of 2006 and increased by $0.25 per pound of payable zinc as compared to the third quarter of 2005. The increase in the cash cost is mainly due to increased smelter price participation charges, which are due to increased market prices for zinc. Also contributing to the increased cash production cost is the fact that a smaller portion of the company’s revenue came from lead, which has reduced by-product credits.

As a result of the significantly higher metal prices, sales increased by 65% during the third quarter this year compared to the third quarter of 2005 and 118% for the nine month period.

Production at Zinkgruvan during 2007 is expected to reach 850,000 tonnes of ore milled and mined. A further increase above the 850,000 tonne level for 2008 is currently being evaluated.

6 (27)

Storliden Mine
	Three months ended		Nine months ended		Year ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2006	2005	2005

Ore milled (tonnes)	107,920	67,356	269,775	240,179	319,411
Grades per tonne
Copper (%)	3.1	4.1	3.5	3.6	3.7
Zinc (%)	8.5	10.8	9.1	11.2	10.9
Recoveries
Copper (%)	91	91	91	92	92
Zinc (%)	90	91	91	93	93
Production
Copper (tonnes)	3,046	2,459	8,499	8,004	10,839
Zinc (tonnes)	8,220	6,564	22,096	24,765	32,024
Sales, TUSD	$28,992	$12,370	$87,022	$40,629	$58,959
Zinc Cash Production Cost (US$/pound)*	<0	<0	<0	0.03	<0
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

As of December 31, 2004, Lundin Mining held 74% of the shares of NAN, which is the owner of the Storliden Mine. During the first quarter of 2005, the Company acquired an additional 24% of the shares of NAN and initiated corporate procedures for the compulsory purchase of the remaining shares in NAN. As of June 30, 2006, Lundin Mining controlled 100% of the shares of NAN.

Production

The milled production of ore was higher during the third quarter of 2006, as compared to the third quarter of 2005 and the second quarter of 2006.

Zinc and copper mill head grades during the quarter were lower than the third quarter of 2005 and the second quarter of 2006. The Company decided to lower the cut-off grades due to the limited life of the mine and the current high metal prices and grades for zinc and copper for the remaining life of mine production is expected to be at this lower level.

The zinc cash costs for Storliden, during the third quarter of 2006, continued to be less than zero due to the high production of, and thus increased by-product credits of, copper. The income from copper was higher than the production costs and related smelting charges.

The Storliden ore production for 2006 is expected to reach a level well above the 2005 production of 319,411 tonnes. The planned closure of the mine is currently scheduled for the later part of the third quarter of 2007. Total costs for the closure of the operations are expected to be less than $500,000.

7 (27)

Galmoy Mine
	Three months ended		Nine months ended		Year ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2006	2005	2005

Ore milled (tonnes)	154,625	148,973	456,506	474,331	644,058
Grades per tonne
Zinc (%)	13.0	13.6	12.3	13.3	13.7
Lead (%)	3.2	3.5	3.5	4.0	4.0
Recoveries
Zinc (%)	84	86	82	84	84
Lead (%)	69	68	66	67	68
Production
Zinc (tonnes)	16,750	17,459	46,582	53,113	74,321
Lead (tonnes)	3,376	3,532	10,457	12,731	17,284
Sales, TUSD	$32,870	$14,850	$81,154	$44,741	$68,289
Zinc Cash Production Cost (US$/pound)*	0.87	0.48	0.80	0.46	0.46
* Zinc Cash Production Cost is the sum of direct costs, indirect cash costs and by-product credits.

Ownership

Lundin Mining and ARCON, the previous owner of the Galmoy mine, completed a merger during the second quarter of 2005. ARCON has been consolidated in the financial statements of Lundin Mining since May 1, 2005.

In order to provide comparable data, production figures and sales are presented at the mine level for all periods, including those that ended prior to the date the Company acquired the mine.

Production

Milled production for the third quarter of 2006 was 5,650 tonnes greater than the third quarter of 2005 and 8,800 tonnes higher than the second quarter of 2006. The mining operations were stable during the third quarter of this year.

Zinc mill head grades were lower during the third quarter of this year, as compared to the third quarter of last year, but higher than during the second quarter this year. The grade of the ore varies over time due to the mining sequence.

The improvement project in the mill is continuing and is resulting in higher utilization rates. It is planned to expand the lead circuit during the fourth quarter of 2006 with the installation of an additional flotation cell. With an increased flotation volume in the lead circuit, the mill will be able to increase recovery of lead and zinc by reducing the amount of zinc going into the lead concentrate. The previous layout of the lead circuit was inadequate to handle the volume of metal in the flow. Operational results from the expansion of the lead circuit are expected by the end of the fourth quarter of this year.

Recoveries were 84% for zinc and 69% for lead during the third quarter of this year which is greater than the average recoveries during 2006. The metallurgical performance in the mill varies between the different ore bodies at Galmoy. Further analyses is required, however, it has been established that the recoveries can vary between 64% and 90% depending on the ore body.

The management of Galmoy also initiated a cost reduction and efficiencv improvement program during the period. The program will cover all areas of operations including mine, mill and administration. A group procurement organization will also be established to coordinate the activities at Galmoy and Zinkgruvan. Operational results from the cost cutting program are expected during 2007.

8 (27)

Quarterly cash production costs at Galmoy decreased from $0.97 per payable pound of zinc during the second quarter 2006 to $0.87 per payable pound of zinc during the third quarter of 2006 due to higher production of zinc and lead. The high cash costs are mainly due to the price participation element of the smelter treatment charges.

Exploration in Sweden

Drilling was the focus of exploration activities in Sweden during the third quarter with a total of 4,913 metres drilled in 27 diamond drill holes using four rigs, of which two operated in the Skellefte district and two in the Bergslagen district.

The Copperstone-Eva Project

The process of obtaining a mining permit for the Eva Discovery deposit is in progress. A proposed plan to mine Eva in conjunction with the Norrliden deposit (see below) is being studied.

Using the Eva Discovery as an exploration model, reconnaissance drilling at the Lillsandberget target, located at the north end of the Copperstone area, encountered broad zones of alteration and minor sulphide mineralization, including strongly chloritized and sericitized rhyolite volcanics hosting pyrite, sphalerite and chalcopyrite stringers beneath extensive hanging wall cover rocks. Once winter conditions allow access, two follow-up holes will be drilled in the vicinity of the copper mineralization (2.1% copper over 3 metres from 66.85 metres depth) intercepted last quarter as previously reported.

The Eliasro target was defined by a discrete 2005 airborne Electro Magnetic ("EM") anomaly and is located 10 km north of the main Copperstone target area. The first test hole of the Eliasro target intercepted over 260 metres of altered siliceous breccia hosting widespread minor sulphide mineralization, including sphalerite. Downhole EM and further drilling are planned in the immediate Eliasro target area.

Near-mine Exploration at Storliden

No significant sulphides were encountered in the final exploration drill holes to test for a northwest extension of the deposit. No other targets remain within the near-mine area. The potential for an extension of the Storliden deposit still exists but well beyond the reach of the present workings that would allow for additional mine life.

The Norrliden Deposit

Two pilot holes for geophysical surveys were completed although the second hole was not able to get to the final planned depth. Downhole time-domain electromagnetics ("TEM") surveys failed to indicate downdip extensions of the known mineralization. Further surveys using large loop TEM methods are presently being carried out. One identified TEM anomaly, located 250 metres to the southwest of the deposit, will be tested at depth by drilling. A pre-feasibility mine study has been initiated for the Norrliden deposit.

The Lappvattnet Nickel Project

The earn-in option agreement with Blackstone Venture Corp. has been finalized. It is planned that Blackstone will start field work, including an airborne EM survey, in the early part of the fourth quarter.

The Norrbotten Copper-Gold Project

No further work by Lundin Mining is planned. A partner company to finish the earn-in agreement with Anglo-Rio on the optioned Rakkurijarvi property is being selected.

Zinkgruvan-Bergslagen Exploration

Two drill rigs operated during this period in the Bergslagen region (16 diamond drill holes totaling 2,568 metres), mostly close to the Zinkgruvan mine at the Marketorp, Meltorp and the Hulutorp target and in the central part of the Bergslagen district at the Frukostmossen target.

At Hulutorp, drilling intercepted a zone which was found to host minor copper mineralization. The drilling is testing an area where a zinc-bearing block was found by a prospector. Drilling continues at Hulutorp. Drilling at the Marketorp and Meltorp areas, targeting possible extensions of known mineralised zones, failed to intersect significant mineralisation. No further work is planned in these areas. At Frukostmossen, four of the five planned drill holes have been completed. Only sporadic disseminated magnetite hosted by andesitic volcanics has been found. The source of the copper-rich block found in the target area remains to be discovered. Next drilling will target at the Tybble and Krigstjärn target areas.

9 (27)

At Zinkgruvan, a directional drilling program is being designed to delineate the extent of the new zone of mineralization, known as the deep Dalby zone, which was discovered and reported on last quarter. This directional drilling program will start in the first quarter of 2007.

Exploration in Ireland

Exploration at Galmoy

A total of 3,849 metres in 27 holes was drilled in the Galmoy area in the third quarter of 2006. Of these, 25 holes, totalling 2,807 metres, were drilled in the near vicinity of the Galmoy mine. The remaining two holes, totalling 1,042 metres, were drilled at the Rapla target located 5 km to the northeast of the mine.

Of the holes drilled in the vicinity of the mine, 15 were drilled mainly in a 100x100 metres grid in a previously undrilled area close to, and southwest of, the CW South Zone and 12 holes were drilled in north-south fences of holes to the west of the G Orebody. Two of the holes located in the area southwest of the CW South Zone intersected significant mineralization, one of which was resource grade: GY481, 73.80-77.40metres depth, 3.60metres at 9.65% zinc, 1.10% lead, 10.65 grams/tonnes silver. However, follow-up by four closer spaced holes proved this occurrence to be isolated. None of the holes drilled to the west of the mine intersected any significant mineralization.

At Rapla, one of the two completed holes again intersected the major fault believed to be the source of the mineralizing fluids and tested the Lisduff Oolite within the footwall of the fault – at Lisheen some resource-grade mineralization is hosted within the Lisduff Oolite in a comparable structural position – but no mineralization was found. The second hole intersected the base of Waulsortian 200 metres west of, and along strike from, the hole that intersected resource grade mineralization reported upon last quarter but only intersected minor pyrite mineralization.

In the fourth quarter, two additional drill rigs will be added to the three rigs already employed on the Galmoy block in order to speed up the target testing process.

The Keel Property

Two drill holes, totalling 1,015 metres, were completed. The first of these holes, which was underway last quarter, was drilled to test the deeper Pale Beds which hosts the world-class Tara mine deposit. A very extensive zone of intense dolomitic alteration, brecciation and faulting was intercepted in this hole, all considered to be favourable indicators. In addition, the digital capture of the historic Keel deposit drill data was completed in September and several drill targets down-dip and along strike from the known deposit have been generated. Drill-testing of these targets is expected to begin in the fourth quarter.

Other Projects Ozernoe, Russia

A resource verification drill program, started at the end of the first quarter of 2006, is nearing completion. A total of 2,893 metres was drilled in 15 holes with a total of 2,142 samples being dispatched to Russian laboratories for sample preparation and assay zinc – lead analysis. Returned pulps were analysed using a portable X-Ray Fluorescence ("XRF") to give rapid semi-quantitative base metal results and to provide independent Quality Assurance / Quality Control .

In August, Lundin Mining visited the Kholodninskoye zinc-lead-silver deposit located in northern Buryatia and also owned by Metropol. Lundin has a right of first refusal on Kholodninskoye. A technical review of the verification drilling at Ozernoe as well as construction, mining and beneficiation planning meetings in Ulan Ude were carried out. A two-stage in-fill resource definition drilling program (first stage of 3,800 metres for 18 holes) was also designed and permitted by the relevant government authorities in the third quarter. The in-fill drilling will concentrate on taking large diameter, closely spaced drill core for laboratory metallurgical and geostatistical test work and angled drilling for geotechnical and structural control information.

At the end of the third quarter, three resource verification drill holes for 1,040 metres remained to be completed. However, one resource in-fill drill hole had been completed for 149 metres. Of the 14 batches of drill core samples, 10 have been prepped and analysed by XRF, and zinc – lead assay results from 4 of the batches have been reported by the Russian laboratories. These preliminary analytical results broadly confirm and corroborate the previous works carried out by the Russian State enterprise’s exploration program, although there is some variability in the results that can be largely accounted for by geological reasons.

10 (27)

Toral, Spain

Field work preparations, including drill program design, drill contractor selection and logistical support, is in progress while official demarcation of the awarded license is awaited from the regional government authority. It is planned that a first stage, 6,000 metre, selective resource in-fill and exploration drill program will be carried out once final permits have been received.

11 (27)

Metal prices and treatment charges

Compared to the third quarter of 2005 the price of zinc has increased considerably. The price of zinc has also continued to rise compared to the second quarter of this year. The reduction in inventory levels of zinc on the London Metal Exchange ("LME"), seen during 2005 and the first half of 2006, has continued during the third quarter of 2006. Currently the LME zinc inventory is approximately 100,000 tonnes compared to 530,000 tonnes as of September 30, 2005. The price of zinc is currently trading above 4,450 US$/tonne (2.02 US$/pound). The price of copper has followed the same pattern as zinc and increased significantly compared to 2005. Copper is currently trading around 7,350 US$/tonne (3.33 US$/pound). Lead has also followed the same pattern but not to the same extent as zinc and copper. However, lead has increased significantly during October this year and is currently trading around 1,725 US$/tonne (0.78 US$/pound).

		Third	Third		Nine	Nine		Year
		quarter	quarter	Change	months	months	Change	ended
(Average LME / LBM)		2006	2005	%	2006	2005	%	2005

Zinc	US$/pound	1.53	0.59	+160	1.35	0.59	+129	0.63
	US$/tonne	3,363	1,295	+160	2,966	1,295	+129	1,381

Lead	US$/pound	0.54	0.40	+34	0.53	0.43	+24	0.44
	US$/tonne	1,189	890	+34	1,177	952	+24	976

Copper	US$/pound	3.48	1.70	+104	3.00	1.57	+90	1.67
	US$/tonne	7,670	3,755	+104	6,607	3,471	+90	3,678

Silver	US$/oz	11.70	7.07	+66	11.22	7.06	+59	7.31

The base treatment charges ("TC") for zinc has continued downwards based on a deficit of concentrate and the Company believes the TC for zinc will remain at historically low levels over the next couple of years. It should be noted that the smelters benefit from higher zinc prices due to the price participation mechanism in the agreements between the mines and the smelters.

Outlook

The outlook for metal prices for 2007 is, in general, very positive. The growth in demand, especially from Asia, is expected to continue and this is not expected to be met by a similar increase in production. Accordingly, the Company expects that the price for zinc, copper and lead will remain very strong during the rest of 2006 and for 2007.

It should be noted that the price of silver for all silver production from Zinkgruvan going forward has been fixed by the silver sale transaction with Silver Wheaton whereby Zinkgruvan receives $3.90 cash per ounce or the market price if the market price of silver is less than $3.90 per ounce. The up-front cash payment received from Silver Wheaton in December 2004 has been deferred on the balance sheet and is realized in the income statement when the actual deliveries of silver occur.

Currencies
	Third	Third		Nine	Nine		Year
	quarter	quarter	Change	months	months	Change	ended
(Average)	2006	2005	%	2006	2005	%	2005
SEK per US$	7.24	7.68	-6	7.47	7.31	+2	7.47
SEK per CA$	6.46	6.39	+1	6.60	5.97	+11	6.17
CA$ per US$	1.12	1.20	-7	1.13	1.22	-7	1.21
US$ per Euro	1.27	1.22	+5	1.24	1.26	-1	1.25

12 (27)

Liquidity and capital resources

Working Capital, including cash and short term financial debt

As at September 30, 2006, the Company had working capital of $167.6 million compared to working capital of $126.5 million as at June 30, 2006 and $63.8 million as at December 31, 2005. Cash was $176.5 million as at September 30, 2006 compared to $131.5 million as at June 30, 2006 and $74.4 million as at December 31, 2005. The change in the working capital is primarily due to the positive cash flow generation from operations.

Accounts receivable

Accounts receivable decreased to $40.3 million as at September 30, 2006 compared to $47.6 million as at June 30, 2006. The decrease is due to lower accounts receivable at Zinkgruvan which is due to lower volumes of sold concentrate. As at December 31, 2005, the balance was $20.2 million. Continued higher metal prices have increased the accounts receivables at the operations compared to December 31, 2005.

Current liabilities

Current liabilities decreased to $61.3 million as at September 30, 2006 compared to $62.4 million as at June 30, 2006. As of December 31, 2005, the balance was $41.8 million. The increase compared to year end 2005 is primarily due to increased current tax liabilities which are due to the taxable income generated during 2006.

Long-term liabilities and provisions

Long-term liabilities and provisions increased during 2006 compared to December 31, 2005. The future income tax liabilities have increased as a result of the income generated during 2006. The conversion of Swedish currency to USD also impacts the long-term liabilities and provisions. The strengthening Swedish currency during 2006 has increased the long-term liabilities when the Swedish amounts are expressed in USD.

Currency hedging and hedging of metal prices

The Company had no outstanding currency hedging contracts as of September 30, 2006. As of the same date, Lundin Mining had entered into the following metal hedging contracts. A portion of the remaining expected payable copper production for 2006 has been hedged. The hedged amount for lead is approximately 50% for the remaining part of 2006 and 30% for 2007.

Hedges 2006		Q4-2006
Copper	Volume
	(tonnes)	625

Forward sales	US$/pound	1.74
	US$/tonne	3,825

Lead	Volume
	(tonnes)	6,000

Bought Put	US$/pound	0.43
Options	US$/tonne	950

Sold Call	US$/pound	0.53
Options	US$/tonne	1,170

13 (27)

Hedges 2007		Q1-2007	Q2-2007	Q3-2007	Q4-2007	Total
						volume
						2007
Lead	Volume
	(tonnes)	3,600	3,600	3,600	3,600	14,400

Bought Put	US$/pound	0.49	0.49	0.49	0.49
Options	US$/tonne	1,082	1,082	1,082	1,082

Sold Call	US$/pound	0.57	0.57	0.57	0.57
Options	US$/tonne	1,250	1,250	1,250	1,250

The mark-to-market valuation of the outstanding contracts resulted in unrealized loss for accounting purposes of $7.0 million as of September 30, 2006.

Major contractual obligations

The Company has agreed to deliver all future production of silver from Zinkgruvan to Silver Wheaton, with a delivery guarantee of a minimum of 40 million ounces of silver over a 25-year period. If at the end of the 25-year period, the Company has not delivered the minimum of 40 million ounces, then it has agreed to pay to Silver Wheaton $1.00 per ounce of silver not delivered.

The Storliden mine was developed by, and is being operated pursuant to an agreement with, Boliden Mineral AB ("Boliden"). The Company’s subsidiary, NAN, is the operator of the mine and Boliden is the main contractor of the mine. Ore is being processed at the Boliden Area Operations mill. After all costs of the operation are paid, the remaining cash flow is shared in the ratio two-thirds/one-third to NAN and Boliden respectively. The fee charged by Boliden for mining the mine is cost plus 15%. For one-fifth of the Storliden deposit, NAN pays a 1.5% annual royalty on the Net Smelter Return to Cogema SA.

During 2006, a major Swedish bank has issued a bank guarantee of SEK 80 million (approx. $10.9 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

Related party transactions

The Company has transactions with related parties that are disclosed in Note 5 of the consolidated interim financial statements.

Outstanding share data

As at November 8, 2006, the Company had 94,599,847 common shares outstanding and 1,761,223 share options outstanding under its stock-based incentive plans.

Risks

The Company’s properties/operations are subject to certain risks including but not limited to government regulations relating to mining, metal prices and currency rate fluctuations, competition, receipts of permits and approval from government authorities, operating hazards and other risks inherent to the exploration, development and operation of a mine. The Company’s risk factors are more fully described in the Company’s Annual Information Form.

14 (27)

Cautionary note regarding forward-looking statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set out above.

Non-GAAP Performance Measures

Zinc Cash Production Cost (US$/pound) is a key performance measure that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The following table presents the calculation of Zinc Cash Production Costs (US$/pound) for each of the Company’s operations for the periods indicated.

Reconciliation of unit cash costs of zinc to consolidated statements of operations

Thousands of US dollars, except zinc cash production cost per pound

	Three Months Ended			Nine Months Ended
	30 Sept, 2006			30 Sept, 2006
	Zinkgruvan	Storliden	Galmoy	Zinkgruvan	Storliden	Galmoy
Operating expenses, excluding depreciation	8,295	13,190	13,467	30,758	39,766	39,436
Treatment charges for zinc	13,741	6,310	16,577	51,188	16,603	39,964
By-product credits	(7,455)	(18,373)	(2,876)	(26,747)	(47,295)	(8,998)
Other items effecting cash production costs	1,356	(9,235)	(51)	(2,091)	(24,271)	(1,027)
Total	15,937	(8,108)	27,117	53,108	(15,197)	69,375

Zinc metal payable (tonnes)	13,038	6,989	14,136	47,716	18,787	39,346
Zinc metal payable (000's pounds)	28,735	15,403	31,156	105,165	41,406	86,719
Zinc cash production cost per pound *	0.55	(0.53)	0.87	0.50	(0.37)	0.80

* of which treatment charges for zinc comprise	0.48	0.41	0.53	0.49	0.40	0.46

15 (27)

Lundin Mining Corporation
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

		As at Sept 30,	As at Sept 30,	As at Dec 31,
Thousands of US dollars	Notes	2006	2005	2005
ASSETS
Current assets
Cash		$176,469	$67,288	$74,409
Accounts receivable		40,287	17,158	20,231
Investments	3	-	5,553	-
Inventories		10,687	9,213	9,609
Prepaid expenses		1,459	1,973	1,340
		228,902	101,185	105,589
Fixed assets
Long term receivables		9,134	5,027	5,121
Investments		23,414	1,723	3,349
Properties, plant and equipment		279,683	300,160	288,217
Future income tax assets		3,337	6,223	2,753
Deferred financing costs		1,871	1,821	1,785
		317,439	314,954	301,225
		$546,341	$416,139	$406,814

LIABILITIES
Current liabilities
Accounts payable		$7,635	$8,002	$10,453
Accrued liabilities		27,394	16,898	15,369
Income taxes payable		23,507	12,084	13,434
Current portion of deferred revenue		2,728	3,396	2,509
Short-term credit facility		-	23,436	-
		61,264	63,816	41,765
Long-term liabilities
Capital lease obligation		1,477	-	1,547
Provisions
Deferred revenue	3	58,340	56,778	55,667
Provisions for pension		13,682	12,085	12,111
Asset retirement obligations and other provisions		17,673	16,718	16,093
Future income tax liabilities		43,591	34,473	34,488
		133,286	120,054	118,359
NON-CONTROLLING INTEREST		-	532	627
SHAREHOLDERS´EQUITY
Share capital	4	245,739	242,796	243,305
Contributed surplus		1,287	1,552	1,357
Retained earnings		114,612	11,032	25,253
Cumulative translation adjustments		(11,324)	(23,643)	(25,399)
		350,314	231,737	244,516
		$546,341	$416,139	$406,814

See accompanying notes

Approved by the Board:

Lukas H. Lundin	William A. Rand

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, readers are advised that these financial statements have not been subject to review by the Company’s auditors.

16 (27)

Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended	Three months ended	Nine months ended	Nine months ended	Twelve months
Thousands of US dollars	September 30,	September 30,	September 30,	September 30,	ended Dec 31,
(except per share amounts)	2006	2005	2006	2005	2005

Sales	$98,941	48,683	303,657	128,253	192,073
Cost of sales	(50,156)	(42,649)	(151,761)	(104,713)	(150,709)
Gross margin	48,785	6,034	151,896	23,540	41,364
Expenses
General exploration and project investigation	(1,700)	(1,374)	(5,352)	(4,540)	(7,146)
Selling, general and administration	(3,129)	(2,065)	(8,165)	(6,860)	(8,976)
Stock based compensation	429	(168)	(2,143)	(648)	(1,887)
	(4,400)	(3,607)	(15,660)	(12,048)	(18,009)
Other income/expenses
Interest and other income	1,027	268	2,504	752	1,465
Interest and bank charges	-	(132)	-	(206)	(511)
Foreign exchange gains/(losses)	110	(57)	(2,692)	963	4,041
Loss on copper and lead contracts	(4,963)	-	(14,864)	-	(2,095)
	(3,826)	79	(15,052)	1,509	2,900
Income before undernoted	40,559	2,506	121,184	13,001	26,255
Gain on sale of investments	-	11,201	-	11,201	17,810
Income before income taxes
and non-controlling interest	40,559	13,707	121,184	24,202	44,065
Income taxes	(9,814)	(4,019)	(31,644)	(7,740)	(13,291)
Non-controlling interest	(8)	(51)	(181)	(720)	(811)
Net income for the period	$30,737	9,637	89,359	15,742	29,963

Retained earnings (deficit) beginning of period	83,875	1,395	25,253	(4,710)	(4,710)
Net income	30,737	9,637	89,359	15,742	29,963
Retained earnings end of period	$114,612	11,032	114,612	11,032	25,253

Basic earnings per share	$0.75	0.24	2.19	0.42	0.78

Diluted earnings per share	$0.75	0.24	2.17	0.41	0.78

Basic weighted average number of shares outstanding	40,870,635	40,332,593	40,768,393	37,679,028	38,416,486

Diluted weighted average number of shares outstanding	41,188,755	40,778,298	41,135,937	37,967,612	38,658,521

See accompanying notes

17 (27)

Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS´EQUITY
(Unaudited)

				Cumulative
		Contributed	Retained	translation
Thousands of US dollars	Share capital	surplus	earnings	adjustments	Total

As at December 31, 2004	$170,278	855	(4,710)	(75)	166,348

New share issues	14,727				14,727
Translation adjustments				(3,127)	(3,127)
Net income for the period			2,935		2,935
As at March 31, 2005	$185,005	855	(1,775)	(3,202)	180,883

New share issues	56,347				56,347
Exercise of stock options	8				8
Stock based compensation		480			480
Translation adjustments	1,083			(19,173)	(18,090)
Net income for the period			3,170		3,170
As at June 30, 2005	$242,443	1,335	1,395	(22,375)	222,798

Exercise of stock options	353				353
Stock based compensation		217			217
Translation adjustments				(1,268)	(1,268)
Net income for the period			9,637		9,637
As at September 30, 2005	$242,796	1,552	11,032	(23,643)	231,737

Exercise of stock options	1,004				1,004
Stock based compensation		393			393
Transfer of contributed surplus					-
on exercise of stock options	588	(588)			-
Translation adjustments	(1,083)			(1,756)	(2,839)
Net income for the period			14,221		14,221
As at December 31, 2005	$243,305	1,357	25,253	(25,399)	244,516

Stock based compensation		243			243
Translation adjustments				2,289	2,289
Net income for the period			21,461		21,461
As at March 31, 2006	$243,305	1,600	46,714	(23,110)	268,509

Stock based compensation		203			203
Exercise of stock options	661				661
Transfer of contributed surplus					-
on exercise of stock options	143	(143)			-
Translation adjustment for the period				10,666	10,666
Net income for the period			37,161		37,161
As at June 30, 2006	$244,109	1,660	83,875	(12,444)	317,200

Stock based compensation		29			29
Exercise of stock options	1,228				1,228
Transfer of contributed surplus					-
on exercise of stock options	402	(402)			-
Translation adjustment for the period				1,120	1,120
Net income for the period			30,737		30,737
As at September 30, 2006	$245,739	1,287	114,612	(11,324)	350,314

See accompanying notes

18 (27)

Lundin Mining Corporation
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months	Three months	Nine months	Nine months	Twelve months
	ended Sept 30,	ended Sept 30,	ended Sept 30,	ended Sept 30,	ended Dec 31,
Thousands of US dollars	2006	2005	2006	2005	2005
Cash flow from operating activities
Net income for the period	$30,737	$9,637	$89,359	$15,742	$29,963
Add/(deduct non-cash items
Amortization of deferred revenue	(709)	(888)	(2,147)	(2,116)	(3,083)
Depreciation and amortization	14,792	13,957	42,054	36,312	51,999
Stock based compensation	29	168	475	648	1,090
Loss (Gain) on asset dispositions	3	(11,201)	85	(11,201)	(17,810)
Future income taxes	9,204	4,019	8,910	7,740	(769)
Provisions for pensions and other	(380)	333	512	45	902
Net changes in non-cash working capital items	5,705	(10,963)	(2,748)	(17,268)	4,373
Total cash-flow from operating activities	59,381	5,062	136,500	29,902	66,665

Cash flow from (used in) financing activities
Common shares issued	1,630	353	2,434	353	1,365
Repayment of debt	(72)	-	(145)	(17,496)	(40,514)
Proceeds from loan facility	-	-	-	23,018	23,018
Total cash-flow from (used in) financing activities	1,558	353	2,289	5,875	(16,131)

Cash flow used in investing activities
Acquisition of subsidiaries, net of cash acquired	(1,965)	-	(1,965)	(66,476)	(70,849)
Mining properties and related expenditures	(6,621)	(3,595)	(19,780)	(8,655)	(17,957)
Securities held as investments	(7,844)	(1,723)	(22,963)	(1,723)	(4,294)
Proceeds on asset dispositions	-	25,214	132	25,214	37,080
Total cash-flow used in investing activities	(16,430)	19,896	(44,576)	(51,640)	(56,020)

Impact of foreign exchange on cash balances	478	179	7,847	(3,529)	(6,785)

Increase/(decrease) in cash	44,987	25,490	102,060	(19,392)	(12,271)

Cash, beginning of period	131,482	41,798	74,409	86,680	86,680

Cash, end of period	$176,469	$67,288	$176,469	$67,288	$74,409

Supplementary information regarding non-cash transactions
FINANCING AND INVESTING ACTIVITIES
Common shares issued for acquisition of NAN/Arcon	$-	$-	$-	$72,157	$71,074
Equipment acquired through capital lease	-	-	-	-	1,547
	$-	$-	$-	$72,157	$72,621
OTHER SUPPLEMENTARY INFORMATION
Interest paid	$3	$48	$14	$112	$417
Taxes paid	$124	$-	$13,355	$-	$3,219

See accompanying notes

19 (27)

Lundin Mining Corporation
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006 and 2005
(Unaudited) (In United States dollars)

1.     Basis of Presentation

The unaudited interim consolidated financial statements of Lundin Mining Corporation (the "Company" or "Lundin Mining") are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s consolidated financial statements for the year ended December 31, 2005.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2005 annual audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.     Acquisitions

(a)    North Atlantic Natural Resources AB

On December 30, 2004, the Company acquired all of Boliden Mineral AB’s ("Boliden’s") 11,537,000 shares in NAN, representing 36.9% of the outstanding shares and votes. The consideration for all of Boliden’s NAN shares amounts to 2,176,800 newly issued Lundin Mining shares, representing 6.5% of the shares and votes in Lundin Mining on an undiluted basis. Applying the market price on the Toronto Stock Exchange for Lundin Mining’s shares of CAD $10.40 (SEK 56.32), the total consideration for all of Boliden’s NAN shares was CAD $22,638,720 (approximately $18.4 million).

Prior to the acquisition of Boliden’s NAN shares, Lundin Mining held 11,580,000 shares in NAN, representing 37.1% of the shares and votes. Following the acquisition, Lundin Mining held 23,117,000 shares in NAN, representing 74.0% of the shares. A public offer (the "Offer") in line with the Swedish Industry and Commerce Stock Exchange Committee’s (Näringslivets Börskommitté (NBK)) mandatory bid rules was made to all remaining NAN shareholders in February 2005. Shareholders holding 7,367,854 shares, representing 23.6% of the total number of shares and votes of NAN, accepted the Offer. Combined with the 23,117,000 shares held by the Company prior to the Offer, Lundin Mining held 30,484,854 shares in NAN, representing 97.6% of the total number of shares and votes. As consideration for the 23.6% the Company issued an additional 1,383,321 common shares at a price of CAD$13.25 (US$10.65) per share, being the average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

As of September 30, 2006, Lundin Mining controls 31,240,710 shares in NAN which equals 100% of the outstanding shares. The remaining 2.4% of the shares were obtained through the Swedish corporate procedures for compulsory purchase during the second quarter 2006. In order to achieve ownership of these shares Lundin Mining has provided the trustee in the arbitration proceedings with a bank guarantee in the amount of $2.0 million. The final purchase price per share has been set to SEK 13.10 ($1.80) plus interest by the arbitration board and is expected to be paid in December 2006.

20 (27)

The acquisition of the outstanding shares has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Consideration paid with new shares	$33,420,000
Consideration paid in cash	2,071,000
Acquisition expenses paid in cash	2,419,000
$37,910,000
Net assets acquired:
Cash	$5,195,000
Other working capital, net	2,822,000
Mining properties	44,204,000
Property, plant and equipment	198,000
Future income tax liabilities	(6,778,000)
Other provisions	(300,000)
$45,341,000
Less:
Carrying value of prior investment in NAN	(7,431,000)
$37,910,000

(b)    ARCON International Resources Plc

On March 3, 2005 the Board of Lundin Mining and the Board of ARCON announced that they had reached an agreement in principle on the terms of a recommended merger of the two companies.

Lundin Mining offered (the "Merger Offer") to acquire all of the issued and to be issued ARCON shares on the following basis: $36.2198 cash (the "cash component") and 3.2196 Lundin Mining Swedish Depository Receipts ("SDRs") (the "share component") for every 100 ARCON shares.

The cash component represented a value of approximately $65.3 million and the share component represented a value of approximately $56.3 million. The combined value of the offer was $121.6 million. As consideration for the share component, the Company issued an additional 5,621,239 common shares at a price of CAD$12.53 (US$10.02) per share, being the average closing price of the Company’s shares on the Toronto Stock Exchange the two days before, the day of, and two days after the date of announcement.

On April 12, 2005, the Directors of Lundin Mining announced that all of the conditions of the Merger Offer had been satisfied or waived and, accordingly, the Merger Offer was declared unconditional in all respects. ARCON was consolidated in the financial statements of Lundin Mining as of May 1, 2005. The acquisition of ARCON has been accounted for using the purchase method. The allocation of the fair value of the net assets acquired is as follows:

Purchase price:
Cash paid	$65,277,000
Consideration paid with new shares	56,347,000
Acquisition expenses paid in cash	5,347,000
$126,971,000
Net assets acquired:
Cash	$2,251,000
Other working capital, net	(15,030,000)
Mining properties	135,657,000
Property, plant and equipment	17,773,000
Other long-term receivables	3,930,000
Other long-term liabilities	(9,492,000)
Other provisions	(8,118,000)
$126,971,000

21 (27)

3. Agreement with Silver Wheaton Corporation

On December 8, 2004, the Company entered into an agreement with Silver Wheaton Corporation ("Silver Wheaton") whereby the Company agreed to sell all of its silver production from the Zinkgruvan mine in Sweden to Silver Wheaton in consideration for an upfront cash payment of $50 million (CAD60.6 million), 6 million (post-consolidation) Silver Wheaton shares and 30 million Silver Wheaton share purchase warrants with an aggregate fair value of $22.8 million, plus a per ounce payment at a price equal to the lesser of (a) $3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver.

During 2005 Zinkgruvan sold all of the shares and warrants in Silver Wheaton for net proceeds of approximately $37.1 million and a profit before tax of approximately $17.8 million.

The Company has agreed to deliver all silver produced from Zinkgruvan over the life of mine with a minimum of 40 million ounces of silver to be delivered to Silver Wheaton over a 25-year period. If at the end of the 25-year period, the Company has not delivered the agreed 40 million ounces, then it has agreed to pay to Silver Wheaton US$1.00 per ounce of silver not delivered.

The upfront cash payment of $50 million and the aggregate fair value of the shares and warrants of $22.8 million have been deferred in the balance sheet and are realized in the income statement when the actual deliveries of silver occur. The deferred per ounce amount which is realized in the income statement is based on deliveries of 40 million ounces and equals approximately $1.65 per ounce of silver delivered. Total revenue from silver currently equals approximately $5.55 per ounce, including $3.90 per ounce which is invoiced to Silver Wheaton upon delivery of silver.

4. Share capital

The authorized and issued share capital is as follows:

(a)    Authorized:

Unlimited number of common shares with no par value and one special share with no par value.

Shares issued and outstanding
	Number of	Amount
	shares	(US $’000)
Balance, December 31, 2004	33,419,271	170,278
Shares issued to acquire shares in NAN	1,383,321	14,727
Balance, March 31, 2005	34,802,592	185,005
Shares issued to acquire shares in ARCON	5,621,239	57,430
Exercise of options	2,000	8
Balance, June 30, 2005	40,425,831	242,443
Exercise of options	53,000	353
Balance, September 30, 2005	40,478,831	242,796
Exercise of options	215,000	1,004
Transfer of contributed surplus on exercise of stock options	-	588
Translation adjustment	-	(1,083)
Balance, December 31, 2005	40,693,831	243,305
Balance, March 31, 2006	40,693,831	243,305
Exercise of options	67,500	661
Transfer of contributed surplus on exercise of stock options	-	143
Balance, June 30, 2006	40,761,331	244,109
Exercise of options	147,000	1,228
Transfer of contributed surplus on exercise of stock options	-	402
Balance, September 2006	40,908,331	245,739

22 (27)

(b)    Incentive stock options outstanding and held by directors, officers and employees of the Company are as follows:

		Weighted-Average
	Number of	Exercise Price
Options	Shares	(CAD $)
Outstanding at December 31, 2005	667,500	$11.29
Granted in 2006	70,000	$25.83
Exercised in 2006	(214,500)	$9.78
Outstanding at September 30, 2006	523,000	$21.88

Expiry dates
April 12, 2007	225,000
August 8, 2007	85,000
November 8, 2007	143,000
February 14, 2008	45,000
April 9, 2008	25,000
Total	523,000

5. Related party transactions

During the three months ended September 30, 2006, and September 30, 2005, charges from a company owned by the Chairman of the Company for management and administrative services were $45,000 and $45,000 respectively. For the nine months period ended September 30, 2006 and September 30, 2005, the corresponding amounts were $135,000 and $129,400.

6. Guarantees

During 2006, a major Swedish bank has issued a bank guarantee of SEK 80 million (approx. $10.9 million) related to the future reclamation costs at Zinkgruvan. The beneficiary of the guarantee is the Swedish authorities. Lundin Mining has agreed to indemnify the Swedish bank for the corresponding amount of the guarantee.

7. Segmented Information

The Company is currently engaged in one operating segment, mining, exploration and development of mineral properties, primarily in Sweden and in Ireland. Geographic segmented information is as follows:

	Three months ended		Nine months ended
In thousands of United	September 30,	September 30,	September 30,	September 30,
States dollars	2006	2005	2006	2005
Sales
Sweden	65,409	23,422	222,503	102,992
Ireland	33,532	25,261	81,154	25,261
	98,941	48,683	303,657	128,253

Total assets
Sweden	368,110	253,674	368,110	253,674
Ireland	155,684	151,893	155,684	151,893
Canada	22,547	10,572	22,547	10,572
	546,341	416,139	546,341	416,139

23 (27)

8. Commitments

The Ozernoe project

Lundin Mining announced, on June 29, 2006, that the Company had signed a letter of intent to acquire a 49% interest in the Russian Ozernoe zinc project from IFC Metropol. The Company finalized negotiations with Metropol in September and the two parties have agreed on the terms of the transaction.

Upon completion of the transaction, a joint venture company will be formed in which Lundin Mining will hold a 49% interest and Metropol will hold a 51% interest. Activities of the joint venture company will be the subject of a shareholders agreement. The consideration for 49% interest will be $125 million of which $2 million has been paid and $113 million is payable upon closing of the transaction of which a portion (approximately $10 million) will be used to take the project towards a bankable feasibility study. The remaining $10 million is payable when the project goes into commercial production. The final purchase price is subject to adjustments based on recoverable zinc metal from a resource estimate classified and reported in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code) confirmed by the bankable feasibility study. This acquisition is subject to all requisite regulatory approvals.

9. Subequent event

Merger between Lundin Mining Corporation and Eurozinc Mining Corporation

On August 21, 2006, Lundin Mining and EuroZinc announced that they had entered into a definitive agreement to merge the two companies to create a new global mining company.

On October 19, 2006, Lundin Mining and EuroZinc announced that the merger had been approved by the shareholders of each of the companies at Special Meetings of Shareholders. The transaction was executed through a plan of arrangement. The transaction closed on October 31, 2006 and all EuroZinc common shares were automatically exchanged at a ratio of 0.0952 Lundin Mining common shares for each EuroZinc common share plus a cash component of $0.01 for each 100 EuroZinc common shares. Lundin Mining shareholders continued to hold their existing common shares. As of the date of closing approximately 53,611,516 new Lundin Mining shares were issued to the EuroZinc shareholders. The former EuroZinc shareholders own approximately 56.7% of the combined company as of the date of closing, not including the Lundin Mining shares to be issued on the exercise of the previously outstanding EuroZinc options.

The combined company is called Lundin Mining Corporation and created one of the North American and Eurpean markets’ premier, diversified copper and zinc producers. The combined company is listed on the Toronto (TSX), Stockholm (OMX) and New York (AMEX) stock exchanges.

24 (27)

SUPPLEMENTARY INFORMATION (UNAUDITED)

Significant differences between Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and International Financial Reporting Standards ("IFRS")/ International Accounting Standards ("IAS").

The shares of Lundin Mining trade on the Toronto Stock Exchange and the Stockholm Stock Exchange ("SSE"). Most companies that trade on the SSE are required to report according to IFRS/IAS. However, as a Canadian company, Lundin Mining is required to report according to Canadian GAAP. The Company has reviewed the differences between Canadian GAAP and IFRS/IAS and has identified the following items which would or may have a significant impact on the financial statements of Lundin Mining.

According to IFRS 3, future costs such as restructuring items, which are expected to occur subsequent to an acquisition, should not be provided for in the purchase price allocation. Instead, these costs should be realized in the income statement when the costs actually occur. However, according to Canadian GAAP, restructuring costs that are expected to occur as a result of an acquisition should be provided for in the purchase price allocation. Restructuring costs that arose during 2005, as a result of the acquisitions of NAN and ARCON, in the amount of $2.1 million, have been provided for in the purchase price allocations.

According to Canadian GAAP, impairment test of assets should be carried out by comparing the future cash flows of the assets to their carrying values. Future cash flows are dependent on a number of assumptions, including, among other things, future metal prices, exchange rates and discount rates. According to Canadian GAAP, future cash flows should be based on undiscounted values. Lundin Mining believes that the future cash flows from the Company’s assets exceed their carrying values and, accordingly, no write downs are necessary. According to IAS 36, the future cash flows would be based on discounted values.

According to Canadian GAAP, the investments the Company holds in other companies should be valued at the lower of cost or fair market value. However, according to IAS 39, these investments would be recorded at fair market value. The fair market value, as at September 30 2006, was $25.5 million, which exceeded the carried cost value by $2.1 million.

25 (27)

SUPPLEMENTARY INFORMATION REGARDING NEVES CORVO

Neves Corvo Mine
	Three months ended		Nine months ended		Year ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,	Dec 31,
(100 PERCENT OF PRODUCTION)	2006	2005	2006	2005	2005

Ore milled (tonnes)	539,121	521,885	1,548,992	1,548,023	2,056,409
Grades per tonne
Copper (%)	4.5	4.8	4.6	5.0	5.0
Zinc (%)	8.0	-	8.0	-	-
Recoveries
Copper (%)	88	89	89	88	88
Zinc (%)	50	-	50	-	-
Production
Copper (tonnes)	18,574	22,127	59,951	68,572	89,474
Zinc (tonnes)	3,019	-	3,019	-	-

For further financial information regarding Neves Corvo, please see EuroZinc’s nine months 2006 report filed on www.sedar.com

26 (27)

OTHER SUPPLEMENTARY INFORMATION

1.	List of directors and officers at November 8, 2006:
(a) Directors:
Brian D. Edgar
Colin K. Benner, CEO and Vice Chairman
Dale C. Peniuk
David F. Mullen
Donald K. Charter
Graham Mascall
John H. Craig
Lukas H. Lundin, Chairman
William A. Rand
Tony O’Reilly Jnr

(b) Officers:
Lukas H. Lundin, Chairman
Colin K. Benner, CEO and Vice Chairman
Karl-Axel Waplan, President and Chief Operating Officer
Anders Haker, Vice President and Chief Financial Officer
Neil O’Brien, Vice President of Exploration
Manfred Lindvall, Vice President Environment, Health and Safety
Joao Carrelo, Executive Vice President and Chief Operating Officer of Portugal and Spain
Kjell Larsson, Vice President Projects and the Operations in Ireland and in Sweden
Kevin Hisko, Corporate Secretary

2.	Financial information
The report for the fourth quarter 2006 will be published on February 22, 2007.

3.	Other information
Address (Vancouver office):
Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver B.C. V6C 3E8
Canada

Telephone: +1 604 689 7842
Fax: +1 604 689 4250

Address (Sweden office):
Lundin Mining AB
Hovslagargatan 5
SE-111 48 Stockholm
Sweden

Telephone: +46 8 545 074 70
Fax: +46 8 545 074 71

Website: www.lundinmining.com.

The corporate number of the Company is 306723-8.

For further information, please contact:
Karl-Axel Waplan, President and COO: +46-705-10 42 39, ka.waplan@lundinmining.com
Anders Haker, Vice President and CFO: +46-708-10 85 59, anders.haker@lundinmining.com
Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63, catarina.ihre@lundinmining.com
Sophia Shane, Investor Relations: +604-689-7842, sophias@namdo.com

27 (27)